Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

June 19, 2013	Peter M. Fass Member of the Firm d 212.969.3445 f 212.969.2900 pfass@proskauer.com www.proskauer.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Angela McHale and Erin E. Martin

RE:	Lightstone Value Plus Real Estate Investment Trust III, Inc.
Draft Registration Statement on Form S-11
Submitted April 24, 2013
CIK No. 0001563756

Dear Ms. McHale:

On behalf of our client, Lightstone Value Plus Real Estate Investment Trust III, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated May 21, 2013 (the “Comment Letter”), with respect to the registration statement on Form S-11 submitted by the Company to the Commission on April 24, 2013 (CIK No. 0001563756).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter and in Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Amendment No. 1 has been submitted by the Company today.

The responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each comment from the Comment Letter is restated in bold prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 1. All page number references in the Company’s responses are to page numbers in Amendment No. 1.

General

1.

Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC.

   June 19, 2013

Currently, the Company does not have any graphics, maps, photographs nor related captions or other artwork in the prospectus. The Company will provide the Staff with any such materials as soon as they become available.

2.	Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5. In addition, please confirm that you will continue to provide us sales materials prior to use for the duration of the registered offering.

There is no promotional material and sales literature currently available. The Company confirms it will provide the Commission with sales material prior to use.

3.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. Please tell us how you determined that your program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions.

The Company believes that its share repurchase program is consistent with programs granted relief by the Division of Corporation Finance in prior no-action letters such as those granted to T REIT Inc. on June 4, 2001 and Wells Real Estate Investment Trust II, Inc. on December 3, 2003. With respect to the Company’s share repurchase program, we note the following: (i) stockholders of the Company must have held their shares of the Company’s common stock, $0.01 par value per share (“Common Shares”) for at least one year to participate in the share repurchase program; (ii) the initial repurchase price, as determined by the Company’s board of directors, is fixed at $9.00 per share, which is less than the public offering price of the Common Shares during the offering period; (iii) repurchases will be limited in any 12-month period to approximately 2.0% of the weighted average number of Common Shares outstanding on December 31st of the previous calendar year; (iv) there will be no established trading market for Common Shares and the share repurchase program will be terminated if Common Shares are listed on a national securities exchange; (v) the terms of the share repurchase program are fully disclosed in the Form S-11; and (vi) except as otherwise exempt therefrom, the Company will comply with the tender offer rules, including Rule 13e-4 and Regulation 14E.

   June 19, 2013

4.	We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

The Company believes that its share repurchase program is consistent with the class relief previously granted by the Division of Market Regulation in the class exemptive letter granted to Alston & Bird LLP dated October 22, 2007. With respect to the Company’s share repurchase program during the offering period, we note the following: (i) there is no established trading market for the Common Shares; (ii) the Company will terminate its share repurchase program during the distribution of its Common Shares in the event that a secondary market for the Common Shares develops; (iii) the Company initially will purchase Common Shares under its share repurchase program at a price of $9.00 per share, as determined by the Company’s board of directors, which is a price that does not exceed the offering price of the Common Shares; (iv) the terms of the share repurchase program are fully disclosed in the prospectus; and (v) except as otherwise exempt therefrom, the Company will comply with Regulation M.

5.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

There are no written communications that the Company has authorized to present to potential investors in reliance on Section 5(d) of the Securities Act, nor, to the Company’s knowledge, are there any research reports about the Company.

6.	We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the 1940 Act. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

   June 19, 2013

The Company intends to conduct its operations so that the Company and each of its subsidiaries are exempt from registration as an investment company under the Investment Company Act of 1940 (the “Investment Company Act”). Under Section 3(a)(1)(A) of the Investment Company Act, a company is an “investment company” if it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. Under Section 3(a)(1)(C) of the Investment Company Act, a company is deemed to be an “investment company” if it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets on an unconsolidated basis (the “40% test”). “Investment securities” excludes U.S. Government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. The Company intends to conduct its operations so that the Company and most, if not all, of its wholly owned and majority-owned subsidiaries will comply with the 40% test. In addition, neither the Company nor any of its wholly or majority-owned subsidiaries will be considered investment companies under Section 3(a)(1)(A) of the Investment Company Act because they will not engage primarily or hold themselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, the Company and its subsidiaries will be primarily engaged in non-investment company businesses related to real estate. The Company will continuously monitor its holdings on an ongoing basis to determine the compliance of the Company and each wholly owned and majority-owned subsidiary with this test.

Cover Page of Prospectus

7.	Please expand your summary risk factors to discuss the risks associated with the following: there is limited liquidity and there is no guarantee of a liquidity event, there is no guarantee of distributions, the registrant will pay substantial fees to its advisor and its affiliates, the registrant may employ substantial leverage to acquire assets, there is material dilution in the early stages of the offering, investors may lose their entire investment and you intend to acquire properties that are in depressed or overbuilt markets. Please make corresponding changes to the summary risk factors that appear on pages 3 and 4 of your prospectus as applicable.

The Company has revised the summary risk factors as requested. Please see the cover page and page 4.

8.	Please revise the sixth summary risk factor bullet point to clarify, if true, that you will be required to pay the subordinated distribution regardless of whether the advisor is terminated for poor performance. Please make corresponding changes throughout the prospectus as applicable.

The sixth summary risk factor bullet point has been revised to clarify the payment of the subordinated distribution, and corresponding changes have been made as necessary. Please see the cover page and pages 4, 19, 33, 83, 93, F-19 and F-30.

   June 19, 2013

Prospectus Summary, page 1

What is the role of the board of directors?, page 4

9.	Please revise to clearly explain the board’s oversight of the advisor with respect to investment decisions.

The Company has revised the disclosure, as requested. Please see page 5.

What are the fees that you will pay to the advisor, its affiliates, the dealer manager and your directors?, page 8

10.	Please disclose the amount of organizational and offering costs incurred to date.

The amount of organizational and offering costs incurred through March 31, 2013 has been disclosed. Please see page 9.

11.	We note that you intend to reimburse your advisor for personnel costs. Please specifically disclose whether you will reimburse your advisor for the salaries and benefits to be paid to your named executive officers. In addition, in future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor, break out the amounts paid pursuant to each operating stage fee, the total amount of operating expense reimbursements and the amount of operating expense reimbursements specifically related to each named executive officer.

The Company has revised the disclosure to disclose that it will not reimburse its advisor for the salaries and benefits to be paid to the Company’s named executive officers. Please see page 15.

In future filings, the Company will disclose the amounts of fees paid to the advisor, break out the amounts paid pursuant to each operating stage fee and the total amount of operating expense reimbursements. With regards to disclosure of the amount of operating expense reimbursements specifically related to each named executive officer, the Company respectfully does not believe such disclosure would be appropriate because its advisor is the party being reimbursed and no specific officer will be reimbursed.

12.	We note that your property managers are affiliates of your sponsor. Please revise to clarify whether your sponsor will receive any of the fees paid to the property managers through this affiliation.

The disclosure has been revised, as requested. Please see page 9.

   June 19, 2013

How will you use the proceeds raised in this offering?, page 19

13.	Please revise to disclose that you may pay distributions from offering proceeds. Please make corresponding changes to your estimated use of proceeds table on page 72 or tell us why this is not appropriate.

The Company has revised to disclose that it may pay distributions from offering proceeds. Please see pages 19 to 20 and 73.

Who might benefit from an investment in our shares?, page 21

14.	We note your disclosure that investors should be able to hold the investment for a time period consistent with the liquidity strategy. Please clarify that an investor may have to hold shares indefinitely, as there is no set list or liquidation date.

The disclosure has been clarified, as requested. Please see page 22.

Risk Factors, page 26

15.	If applicable, please include a risk factor that indicates that your investment objectives may be changed without prior shareholder notice or consent.

Amendment No. 1 contains a risk factor that indicates that the Company’s investment objectives may be changed without a vote of the shareholders. Please see page 40.

Risks Related to Conflicts of Interest, page 31

Our advisor and its affiliates, including all of our executive officers and some of our directors, will face conflicts of interest caused by their compensation arrangements with us . . . , page 32

16.	Risk factor disclosure should be detailed enough so that investors can appreciate the magnitude of the risk presented. Please revise the bulleted points accordingly. For example, please revise the fourth bullet point of this risk factor to clarify that acquisition fees are based on the cost of the investment and not its quality, which may create an incentive for your advisor to recommend that you purchase assets at higher prices.

The Company’s risk factor disclosure has been revised, as requested. Please see page 33.

Conflicts of Interest, page 97

Competition for Investors, page 97

   June 19, 2013

17.	Please identify any other programs currently conducting public offerings.

The Company has identified the other program currently conducting a public offering. Please see page 98.

Allocation of our Affiliates’ Time, page 98

18.	Please revise this section to discuss in greater detail all other commitments of senior management.

The section has been revised to discuss in greater detail the time commitments of senior management. Please see page 99.

Restrictions on Competing Business Activities of Our Sponsor, page 100

19.	Please disclose any other programs that are in direct competition (i.e., target the same investments) with you that are also sponsored by Lightstone and provide detailed disclosure regarding the size of the programs.

The Company has revised the disclosure to indicate that Lightstone Value Plus Real Estate Investment Trust, Inc. (“REIT I”) and Lightstone Value Plus Real Estate Investment Trust II, Inc. (“REIT II”) are also sponsored by The Lightstone Group and both will be indirect competition with the Company. Through December 31, 2012, REIT I had raised net cash proceeds before costs of $297.7 million from 7,448 stockholders, consisting of primary offering proceeds of $299.8 million plus distribution reinvestment plan proceeds, less redemptions and tendered shares. Through December 31, 2012, REIT II had raised net cash proceeds before costs of $52.8 million from 1,950 stockholders, consisting of initial and follow-on proceeds of $50.4 million, plus distribution reinvestment plan proceeds, less redemptions.

The other programs which are sponsored by David Lichtenstein, the individual who controls and majority-owns the sponsor, are more speculative in their allocation of investments than the Company intends to be. Mr. Lichtenstein invests in various asset classes. While REIT I and REIT II are similar to each other in their target assets and time horizons, Mr. Lichtenstein targets other assets and his other investments have different time horizons.

Investment Objectives and Criteria, page 105

20.	Please clarify whether there is an initial geographical region in which you intend to target your real estate investments. We note from your disclosure on page 5 that your property managers are located in Baltimore, the Northeast, the Southeast and the Midwest.

The Company has clarified the geographical region in which it intends to target its real estate investments. Please see page 106.

Acquisition of Properties From Affiliates, page 111

   June 19, 2013

21.	Please clarify when the “cases” arise for which the majority of your independent directors would require an appraisal by an independent expert.

The disclosure has been clarified, as requested. Please see page 112.

Real Estate Purchase Price Allocatioin, page 121

22.	Please tell us the basis for your policy of capitalizing transaction costs related to your investment in unconsolidated real estate entities.

The Company’s policy is to capitalize transaction costs incurred in connection with equity method investments which are classified as investment in unconsolidated real estate entities in accordance with ASC 805-50-30-1, Business Combinations, Related Issues, Initial Measurement, Acquisition of Assets Rather than a Business, which states, “Assets are recognized based on their cost to the acquiring entity, which generally includes the transaction costs of the asset acquisition.” To date, the Company has not acquired any interests that would be classified as investment in unconsolidated real estate entities.

Transaction costs represent direct costs of the asset acquisition and may include professional fees paid to lawyers or accountants in connection with the commissions or other acquisition costs paid in connection with identifying the asset that was acquired and closing costs such as title search fees, appraisal fees and government fees.

Share Repurchase Program, page 174

23.	Please refer to the fourth paragraph of this section and revise to clarify, if accurate, that the board may amend, suspend or terminate the program at any time during the offering.

The Company has clarified the disclosure, as requested. Please see page 174.

Appendix A – Prior Performance Tables, page A-1

Table I, page A-3

24.	We note the disclosure in footnote (9) on page A-4. We are unable to locate a corresponding footnote designation in the table. Please revise or advise.

The disclosure that was originally in footnote (9) has been renumbered as footnote (3), to match the footnote designation in the revised table. Please see page A-4.

   June 19, 2013

25.	Refer to the comment above. The disclosure in footnotes (6) and (9) indicates that certain mortgage financings have been excluded from the total acquisition costs and related costs. Please note that mortgage financings should be included in the table’s calculations and revise accordingly.

The table’s footnotes were revised pursuant to a comment from the Commission in its letter to REIT II, dated February 13, 2013. Since the REIT I table has been removed, footnote (6) has also been removed. Secondly, the disclosure formerly in footnote (9) is now found in footnote (3). Lastly, in Comment 6 of the Commission’s letter to REIT II, the Commission noted that REIT II’s inclusion of “proceeds from mortgage financings” did not appear to contribute to the illustration of how offering proceeds were applied since the use of mortgage financings had already been accounted for in the “percent leveraged” line item. Therefore, the current table only shows the offering’s acquisition costs.

26.	Please tell us why you have included Lightstone Value Plus Real Estate Investment Trust, Inc. in Table I. In that regard, we note that this program was closed to new investors in October 2008, more than three years ago. Refer to Instruction 1 to Table I in Industry Guide 5.

Lightstone Value Plus Real Estate Investment Trust, Inc. has been removed from Table I. Please see page A-3.

27.	We note that the Form S-11 for Lightstone Value Plus Real Estate Investment Trust, Inc. sought to register 30 million shares at a price of $10 per share for maximum offering proceeds of $300 million. Please reconcile this to the $330 million Dollar Amount Offered in Table I.

The $330 million Dollar Amount Offered has been removed from Table I. Please see page A-3.

28.	Please explain why you have not included any amount for cash reserves that would reduce the amount available for investment.

The Company has included a new line item for cash reserves in Table I. Please see page A-3.

Table III, page A-6

29.	Please explain why there was a taxable loss on sale of $4,792 when you recorded a profit on sales of properties in the amount of $142,693 in 2010.

The profit of $142,693 on the sales and disposition of properties in 2010 represents the profit based upon a U.S. generally accepted accounting principles (“GAAP”) basis of accounting related to properties that were disposed of through a contribution agreement and disposed of through foreclosure. In 2010, REIT I entered into a transaction whereby it contributed its interests in certain unconsolidated entities that resulted in a book gain of approximately $142 million on disposition.  For tax purposes, this transaction was considered a tax free transaction.

The loss of $4,792 represents the taxable loss under GAAP. The taxable loss of $4,792 recorded related to the losses on sales of marketable securities. The book loss on the sale of these securities was $0 in 2010 as REIT I recorded an impairment charge to write these securities down to market value in prior years. The loss was not a recognizable loss for tax purposes until the securities were actually sold in 2010. The difference between GAAP accounting and tax accounting varies greatly due to differing treatment of depreciation, impairments among other items, thus explaining the difference between the gain or loss displayed in Table III.

   June 19, 2013

Table II, page A-13

30.	Please disclose the dollar amount raised by the 10 other programs to allow investors to compare compensation paid to the sponsor with the amount raised in the offerings.

Table II has been revised to disclose the dollar amount raised by the ten other programs. Please see page A-13.

Part II – Information Not Required In Prospectus, page II-1

Item 32. Sales to Special Parties, page II-1

31.	We note that certain people may purchase shares in this offering at a discounted price under a “friends and family” program. Please expand your disclosure to discuss how many shares will be offered at this price and include similar disclosure in your Plan of Distribution section.

The Company has expanded its disclosure, as requested. Please see page 186 and II-1.

Exhibit Index

32.	Please tell us why you are filing the “Form of” various agreements. Explain why you are not able to file final, executed agreements prior to effectiveness of the registration statement.

The Company is filing “Form Of” agreements because the agreements will be executed concurrently with the effectiveness of the Form S-11. The execution of the agreements is contingent upon the Company’s registration statement becoming effective.

33.	Please file all required exhibits as promptly as possible. If you are not in a position to file your legal opinion with the next amendment, please provide draft copies for us to review. The drafts should be filed as EDGAR correspondence.

The Company will file all required exhibits as promptly as possible. A draft copy of the opinion has been provided for the Commission’s review and has been filed as EDGAR correspondence.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 969-3445.

   June 19, 2013

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.